January 18, 2017

Via EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by

Tesoro Corporation on December 14, 2016 (File No. 333-215080)

Dear Ms. Nguyen:

Tesoro Corporation (“Tesoro”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-215080) (“Amendment No. 1”), including a joint proxy statement/prospectus of Tesoro and Western Refining, Inc. (“Western Refining”). This letter, which is being submitted on behalf of Tesoro and Western Refining, responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated January 10, 2017 (the “Comment Letter”).

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. In general, the information contained in this letter with respect to Tesoro has been furnished by Tesoro and the information contained in this letter with respect to Western Refining has been furnished by Western Refining. All page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission.

Loan Lauren P. Nguyen,

January 18, 2017

What will happen to Western Refining as a result of the merger?, page 7

1.	Please disclose the timing and how you will provide notice if either Tesoro or Western Refining elects in accordance with the merger agreement to effect the second merger.

In response to the Staff’s comment, the disclosure on page 8 has been revised. We note in particular that though the merger agreement does not require that an election to effect the second merger be made at any particular time prior to the effective time of the first merger, an election to effect the second merger will not affect the amount of the per share merger consideration or the timing or manner in which Western Refining stockholders receive the per share merger consideration. Western Refining stockholders become entitled to receive the per share merger consideration at the effective time of the first merger, on the terms and subject to the conditions set forth in the merger agreement, irrespective of whether the second merger occurs.

The Merger, page 69

Background of the Merger, page 70

2.	You disclose that at various board meetings over the past several years, Tesoro management discussed various potential strategic opportunities for Tesoro. Please elaborate on this process, and discuss how Tesoro management ultimately decided to view Western Refining as a potential strategic acquisition candidate. Additionally, provide greater detail as to why at the August 2, 2016 meeting the board authorized Tesoro management to further explore a potential acquisition, including a direct approach to Western Refining.

In response to the Staff’s comment, the disclosure on page 71 has been revised.

3.	On October 13, 2016 and November 4, 2016, you disclose that senior management of Western Refining and the representatives of Barclays discussed various public and private companies in the industry that could be potential counterparties in a strategic transaction. We note that representatives of Western Refining and Barclays exchanged “initial views” and “preliminary views” that an alternative transaction with other counterparties were not likely. Please explain in more detail what alternative strategic transactions were considered, and why and how senior management and Barclays came to believe that it was unlikely a transaction with any of those parties would be able to offer greater value to Western Refining stockholders. In this regard, you disclose a series of factors considered, but you do not disclose how an analysis of such factors lead Western Refining’s management and Barclays to believe it was unlikely that a transaction with any other counterparty could offer superior value.

In response to the Staff’s comment, the disclosure on pages 73 through 75 has been revised.

Loan Lauren P. Nguyen,

January 18, 2017

4.	In meetings on October 31 and November 10, 2016, you disclose that Goldman Sachs and Tesoro board members and senior management discussed the interloper risks related to the potential impact of a transaction with Western Refining on future third party offers to acquire Tesoro. We further note your disclosure on page 80 regarding the impact of the pending merger on the likelihood that a third party would make Tesoro an acquisition proposal. Please elaborate on any alternative transaction(s) or transaction structures Tesoro’s management considered to strengthen its business and enhance shareholder value, including any sale to a third party, and why such alternatives were not pursued.

The discussions regarding interloper risk at the October 31 and November 10 Tesoro board meetings were regarding whether, upon the announcement of a strategic transaction with Western Refining on the terms then under discussion, a third party was likely to make an offer to acquire Tesoro and/or Western Refining and consideration of the appropriateness of contractual protections in light of such likelihood.

With respect to alternative transactions and transaction structures, as already noted on pages 80 and 82, the Tesoro board carefully considered other reasonably available acquisition opportunities in evaluating the transaction with Western Refining. Also, the Tesoro board considered whether the Western Refining transaction was likely to preclude a future Tesoro acquisition proposal.

We have accordingly revised the disclosure on pages 74, 77 and 82.

Unaudited Pro Forma Condensed Combined Financial Statements, page 171

Notes to Unaudited Pro Forma Financial Statements, page 176

Note 2. Purchase Accounting, page 177

5.	Revise to provide a qualitative description of the factors that make up the goodwill to be recognized in the merger. Refer to FASB ASC 805-30-50-1a.

In response to the Staff’s comment, the disclosure on page 180 has been revised.

Loan Lauren P. Nguyen,

January 18, 2017

Note 3. Financing, page 180

6.	Disclosure indicates that you expect to issue new debt to refinance various existing indebtedness of Western Refining, Inc. and to finance a portion of the merger consideration. Expand your disclosure to more clearly describe how these debt arrangements will be utilized (i.e., address what portion of this new debt will come from your revolving credit facility, the bridge credit facility, etc.). In addition, explain your basis for the weighted average interest rate used to calculate pro forma interest expense.

Tesoro has completed its transaction-related financing since the initial filing of the Registration Statement on Form S-4 on December 14, 2016, and we have revised our disclosure on pages 6, 90, 123, 124, 134, 157 and 180-182 accordingly. Tesoro has also revised Note 3 to the unaudited pro forma financial statements on pages 180-182 to provide additional detail regarding the utilization of debt in connection with the transaction. Tesoro has also revised its disclosure on page 182 regarding the interest rates used to calculate the pro forma interest expense to take into account the terms of the new debt securities offered on December 22, 2016.

Other

7.	We supplementally received “board books” from you and the financial advisors on January 10, 2017. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Tesoro and Western Refining acknowledge the Staff’s comment.

*         *         *

Loan Lauren P. Nguyen,

January 18, 2017

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comments. Please direct any comments or questions regarding this letter to Audra D. Cohen at (212) 558-3275, via fax at (212) 558-3588 or via e-mail at cohena@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Kim K. W. Rucker Kim K. W. Rucker
General Counsel
Tesoro Corporation

cc:	Ethan Horowitz, Accounting Branch Chief

Wei Lu, Staff Accountant

Kevin Dougherty, Attorney-Advisor

(United States Securities and Exchange Commission)

Lowry Barfield

(Western Refining, Inc.)

Frank Aquila

Audra D. Cohen

(Sullivan & Cromwell LLP)

John D. Amorosi

Marc O. Williams

(Davis Polk & Wardwell LLP)